August 28, 2007

Mr. Kevin L. Vaughn

Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re: Pericom Semiconductor Corporation Comment Letter dated August 20, 2007

Dear Mr. Vaughn:

We, Pericom Semiconductor Corporation (the “Company” or “Pericom”) hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of August 20, 2007. For the convenience of the Staff, we have set forth the Staff’s comments in bold and italicized type below.

Form 8-K Filed August 8, 2007

1.	We see that your present your non-GAAP measures and reconciliation in the form of a non-GAAP statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP income before income taxes, and non-GAAP net income. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note the Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

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To eliminate investor confusion, please remove the non-GAAP statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations. In this regards, please provide us with a sample of your proposed revised discussion.

Company response: As requested by the Staff, in our future earnings releases and related Form 8-K filings, we will remove the non-GAAP statement of income. We note that our August 7, 2007 earnings release contained other non-GAAP measures that solely excluded expenses for stock-based compensation. At this time, we do not anticipate presenting in our future earning releases any non-GAAP measures. Accordingly, we are not presenting a sample of a discussion of non-GAAP measures.

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Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Company response: We note this comment. The Company does not anticipate that it will incorporate this Form 8-K by reference into any future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Angela Chen
Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation
(408) 435-0800 X426

Cc: Eric Atallah, SEC

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